Issuer Free Writing Prospectus
File Pursuant to Rule 433
Registration Statement No. 333-137902
Dated March 27, 2009

S&P U.S. CARBON EFFICIENT INDEX INDEX METHODOLOGY March 2009

Table of Contents

Introduction	3
Collaboration	3
Highlights	3
Eligibility Criteria	4
Eligibility Factors	4
Timing of Changes	4
Index Construction	6
Approaches	6
Constituent List Optimization	6
Shares Outstanding	6
Multiple Classes of Stock	6
Index Maintenance	8
Rebalancing	8
Corporate Actions	8
Other Adjustments	9
Index Data	10
Total Return and Net Return Indices	10
Index Governance	11
Index Committee	11
Index Policy	12
Announcements	12
Holiday Schedule	12
Unscheduled Market Closures	12
Index Dissemination	13
Tickers	13
FTP	13

Standard & Poor’s: S&P U.S. Carbon Efficient Index Methodology	1

Appendix: Trucost Methodology	14
S&P Contact Information	15
Index Management	15
Media Relations	15
Index Operations & Business Development	15
Disclaimer	16

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Introduction

The S&P U.S. Carbon Efficient Index is designed to measure the performance of no more than 375 companies with relatively low carbon emissions, while seeking to closely track the return of the S&P 500, its parent index. The S&P U.S. Carbon Efficient Index is composed of a subset of the constituents of the S&P 500 that have a relatively low Carbon Footprint, while maintaining at least 50% of the original weight representation for every GICS sector in the S&P 500. The Carbon Footprint is calculated by Trucost Plc and is defined as the company’s annual greenhouse gas (GHG) emissions assessment, expressed as tons of carbon dioxide equivalent (CO2e), divided by annual revenues. Through optimization, the index seeks to closely track the return of the S&P 500, while excluding those companies that have the largest relative Carbon footprints.

Collaboration

This index series is generated and published under agreements between Standard & Poor’s and Trucost Plc.

S&P would like to thank Deutsche Bank for its significant contribution to the development of the S&P U.S. Carbon Efficient Index.

Highlights

The S&P U.S. Carbon Efficient Index is a U.S. equity index whose constituents are members of the S&P 500, have been assigned a recent Trucost Carbon Footprint, maintain at least 50% of each sector weight of the S&P 500 and are not among the 100 S&P 500 equities with the highest Carbon Footprint. A stock that meets the screening criteria, at each rebalancing reference date, will be eligible to be included in the S&P U.S. Carbon Efficient Index.

At each quarterly rebalancing, the stocks in the S&P 500 are ranked by their Carbon Footprint. The 100 equities with the highest Carbon Footprints, whose aggregate exclusion does not reduce any individual GICS sector weight of the S&P 500 by more than 50%, are removed. In the case where the next equity to be excluded takes the sector reduction beyond the 50% threshold, but not more than 55%, the equity will be excluded. If the next equity to be excluded is in a sector which has already exceeded the 50% reduction threshold or takes the sector reduction beyond 55%, then the equity will remain eligible for the index. Once the initial stock selection is complete, the qualifying constituents are optimized to generate a final list of no more than 375 companies, with assigned weights, that seeks to minimize the tracking error vs. the S&P 500. This may result in the removal of companies where the weight is de minimis.

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Eligibility Criteria

Eligibility Factors

The universe from which the S&P U.S. Carbon Efficient Index constituents are drawn is the S&P 500. All companies in the universe are subjected to a screening process which incorporates each company’s Carbon Footprint. There are two screens, one focusing on Carbon Footprints and the other based on constituent list optimization with respect to the S&P 500.

A security must meet all of the following criteria on the rebalancing reference date in order to be classified as an Eligible Security.

S&P 500.  Each stock must be a member of the S&P 500.

Carbon Footprint. The constituents must have a recent annual Carbon Footprint, calculated by Trucost Plc, prior to the rebalancing reference date. Trucost evaluates the environmental performance for a given company and produces an annual emissions figure. In addition to the companies with the top 100 carbon footprints, any company that has not yet been assigned a carbon footprint by Trucost Plc will be removed from consideration for inclusion in the index.

GICS Sector Weight. Stocks are classified by the Global Industry Classification Standard (GICS®). Each company in the S&P 500 has a GICS sector assigned to it. The 100 equities with the highest Carbon Footprints that do not reduce an individual sector weight of the S&P 500 by more than 50% are removed. In the cases where the next equity to be excluded takes the sector reduction beyond the 50% threshold, but not more than 55%, the equity will be excluded. If the next equity to be excluded is in a sector which has already exceeded the 50% reduction threshold or takes the sector reduction beyond 55%, then the equity will remain eligible for the index.

For more information on the Global Industry Classification Standard (GICS), please refer to S&P Index Service’s GICS Methodology.

Timing of Changes

Index rebalancings occur quarterly after the market close on the third Friday of March, June, September and December. The rebalancing reference date for additions and deletions is after the close on the second Friday of those months. At each rebalancing reference date, S&P 500 index constituent level data used in the rebalancing process will include index shares that were announced as part of the S&P 500 quarterly share rebalancing.

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For more information U.S. index shares and share rebalancings, please refer to the S&P U.S. Indices Methodology.

At its sole discretion, the Index Committee may elect to rebalance the Index between quarters if the Committee determines that sufficient changes have occurred to the S&P 500 that require a rebalancing of the S&P U.S. Carbon Efficient Index in order to minimize the tracking error with the S&P 500.

Additions. Except for major corporate actions, such as mergers and acquisitions to the S&P 500, stocks can only be added to the S&P U.S. Carbon Efficient Index at the quarterly rebalancing. The changes shall be implemented after the close of trading on the rebalancing effective date.

All stocks not already in the S&P U.S. Carbon Efficient Index, which meet the eligibility criteria on the rebalancing reference date, shall be added to the S&P U.S. Carbon Efficient Index after the close on the rebalancing date.

Deletions. A stock will be deleted from the S&P U.S. Carbon Efficient Index when it is deleted from the S&P 500. It can also be deleted from the index at the quarterly rebalancing when it does not meet the eligibility criteria on the rebalancing reference date.

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Index Construction

Approaches

The S&P U.S. Carbon Efficient Index is a modified-capitalization weighted index, based originally on float-adjusted common shares outstanding. The constituents and their weights are modified at each rebalancing, to reflect an optimization process that seeks to closely track the S&P 500.

For more information on the index calculation methodology, please refer to the Modified Market Capitalization Weighted Indices section of Standard & Poor's Index Mathematics Methodology.

Constituent List Optimization

The constituents are a subset of the S&P 500. No single stock will have a weight less than 0.015% at the time of the rebalancing. The qualifying constituents are optimized using Northfield Information Service’s optimization and risk model data to generate a final list of companies, with assigned weights, that seeks to minimize tracking error versus the S&P 500. This may result in removal of companies where the weight is de minimis. Various price and fundamental factors are used in the optimization.

Shares Outstanding

The shares counted for the sector weightings criteria and used as inputs in the optimization model are shares outstanding, and are essentially “basic shares” as defined by The Financial Accounting Standards Board (FASB) in Generally Accepted Accounting Principles (GAAP). This count is float-adjusted to reflect only shares available to the general market. Specific share counts and float factors are calculated by S&P.

For float adjustment methodology, please see the S&P Float Methodology.

Multiple Classes of Stock

Some companies have more than one class of common stock outstanding. In Standard & Poor’s U.S. indices, each company is represented only once. The stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding. To determine the available float for companies with multiple classes of stock, Standard & Poor’s calculates the weighted average investable weight factor (IWF) for the stock using the proportion of total company market capitalization of each share class as the weights. The result is reviewed to assure that when the weighted average

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IWF is applied to the class included in the index, the shares to be purchased are not significantly larger than the available float for the included class.

Companies delisted as a result of merger, acquisition or other corporate action are removed at a time announced by Standard & Poor’s, normally at the close of the last day of trading. Constituents that are halted from trading may be kept in the index until trading resumes, at the discretion of Standard & Poor’s. If a company is moved to the pink sheets or the bulletin board, the stock will be removed. An issue re-emerging from pink sheets or bulletin board status will be eligible for inclusion at the next regular rebalancing if it meets the requirements.

Natural IWF changes are implemented annually in December. IWF changes resulting from the modified-capitalization weighting procedure are implemented, if needed, at each quarterly rebalancing to achieve the desired optimized weight for each index constituent.

For more information on the modified capitalization indices, please refer to the S&P Index Mathematics Methodology.

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Index Maintenance

Rebalancing

Index membership is reviewed quarterly. Rebalancings occur after the closing on the third Friday of March, June, September and December. The reference date for additions and deletions is the second Friday of the month of the rebalancing date.

At its sole discretion, the Index Committee may elect to rebalance the Index intra-quarter if the Committee determines that sufficient changes have occurred to the S&P 500 that warrant a rebalancing of the S&P U.S. Carbon Efficient Index in order to best track the performance of the S&P500.

Share Updates. In the parent index, the S&P 500, share changes are cumulated and reflected at the time of the next quarterly index optimization, effective on the third Friday of March, June, September and December. With the exception of major corporate actions listed below, no index share changes are made between quarterly rebalancings in the S&P U.S. Carbon Efficient Index.

Corporate Actions

Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date.

Mergers & Acquisitions. If two companies in the S&P U.S. Carbon Efficient Index merge, or if a company in a S&P U.S. Carbon Efficient Index acquires a non-Index constituent, and the merged entity remains in the S&P 500, the post-merger company shall remain in the S&P U.S. Carbon Efficient Index until the next rebalancing when it will be reviewed according to the standard inclusion criteria. If a company in the S&P U.S. Carbon Efficient Index is acquired by a non-Index constituent, the constituent will be deleted from the index and the post-merger company will not be included in the Index. The acquiring company may be added to the S&P U.S. Carbon Efficient Index at the next rebalancing if it meets the inclusion criteria.

•
If both pre-merger companies are in the S&P U.S. Carbon Efficient Index, then the weight of the post-merger company shall be assigned the weight of the company deemed the acquirer by Standard & Poor's.

•
If only one of the pre-merger companies is in the S&P U.S. Carbon Efficient Index to which the post-merger company is assigned, the weight for the post- merger company shall be the same as the company that was previously in that Index.

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Spin-offs: If a company in the S&P U.S. Carbon Efficient Index spins off another company, the parent will remain in the S&P U.S. Carbon Efficient Index as long as it remains in the S&P 500. The spun-off company will be completely reviewed at the next rebalancing, provided it is a member of the S&P 500.

Carbon Footprint Change. Carbon Footprints are updated annually for each company, approximately eight months following the individual company’s fiscal year end. Any updates to a company’s Carbon Footprint will be applied to the screening process at the time of the next quarterly rebalancing.

Corporate Action	Adjustment made to index	Divisor adjustment?
Spin-off
If an achievable market price is available it will be used; if not, a theoretical price based on the spin-off terms will be used.  The price is adjusted to the Price of the Parent Company minus (Price of the Spun-off company/Share Exchange Ratio).  Index Shares change so that the company’s weight remains the same as its weight before the spin-off.
No
Rights Offering
The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). Index Shares change so that the company’s weight remains the same as its weight before the rights offering.
No
Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Divisor Adjustment
Delisting, acquisition or any other corporate action resulting in the deletion of the company from the S&P 500.	The stock is dropped from the Index. No intra-quarter replacements are made.	Yes

Other Adjustments

In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

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Index Data

Total Return and Net Return Indices

Total return index series are calculated for the U.S. indices as well as the price return series. Ordinary cash dividends are applied on the ex-date in calculating the total return series. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing corporation. These may be described by the corporation as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. “Special dividends” are treated as corporate actions with offsetting price and divisor adjustments; the total return index series reflect both ordinary and special dividends.

For more information on index calculations, please refer to the S&P Index Mathematics Methodology.

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Index Governance

Index Committee

The S&P U.S. Carbon Efficient Index Committee (“Index Committee”) maintains the S&P U.S. Carbon Efficient Index. The Index Committee is composed of full-time employees at Standard &Poor's and Trucost Plc. The Index Committee meets regularly to review market developments, and convenes as needed to address major corporate actions. It is the sole responsibility of the Index Committee to decide on all matters relating to methodology, maintenance, constituent selection and index procedures.

Due to the sensitive nature of Index Committee discussions regarding the S&P U.S. Carbon Efficient Index, such discussions are considered confidential.

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Index Policy

Announcements

Announcements of additions and deletions to the S&P U.S. Carbon Efficient Index are made at 05:15 PM Eastern Time. Rebalancing announcements are typically made two days prior to the effective date.

Holiday Schedule

The S&P U.S. Carbon Efficient Index is calculated when the U.S. equity markets are open.

A complete holiday schedule for the year is available on Standard & Poor’s Web site at www.indices.standardandpoors.com.

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such computer or electric power failures, weather conditions or other events, Standard & Poor’s will calculate the closing price of the indices based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the index for that day. S&P determination of any action take in such events will be final.

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Index Dissemination

Complete data for index replication (including share counts, tickers and data on index levels and returns) are available through Standard & Poor’s.

Tickers

	Bloomberg	Reuters
S&P U.S. Carbon Efficient Index	SPGRCUU	.SPGRCUU
S&P U.S. Carbon Efficient Total Return Index	SPGRCUUT	.SPGRCUUT
S&P U.S. Carbon Efficient Net Total Return	SPGRCUUN	.SPGRCUUN
Index

FTP

Daily stock level and index data is available via FTP on subscription.

For further information, please refer to Standard & Poor’s Web site at www.indices.standardandpoors.com.

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Appendix: Trucost Methodology

Trucost Plc (“Trucost”) has analyzed the environmental performance of over 4,200 companies worldwide. Trucost has the world’s largest bank of standardized greenhouse gas (“GHG”) emissions data, which provides a proxy for carbon performance. To calculate the carbon intensity of any company included in the S&P U.S. Carbon Efficient Index (“Index”), Trucost reviewed company annual reports and accounts, environmental/sustainability reports, public disclosures and corporate Web sites.

However many companies do not disclose their environmental or carbon impacts. Where there was no public disclosure, Trucost employed its environmental profiling system. This proprietary Input-Output model maps the GHG impacts of business activities in 464 sectors. Trucost’s broad coverage seeks to ensure that all non-disclosing companies are considered for Index eligibility, not just those that disclose environmental information.

Nine greenhouse gases (GHGs) are included in the analysis, including six defined by the Kyoto Protocol. Each gas has a different capacity to cause global warming. Although carbon dioxide (“CO2”) is the least potent of the GHGs, it is one of the most prevalent in terms of man-made emissions. The GHGs have been calculated for each company and converted into tons of carbon dioxide equivalents based on the appropriate Global Warming Potential factors. The Global Warming Potential (“GWP”) index, published by the Intergovernmental Panel on Climate Change (“IPCC”), assesses the effect of the emissions of different gases over a 100-year time period, relative to the emission of an equal mass of CO2. GWP enables all the GHGs to be expressed in terms of CO2 equivalents, or CO2e, and has been used as the basis for the analysis for the index calculation.

Quantities of greenhouse gas emissions are, then, normalized by sales to calculate the company’s carbon footprint, or “carbon intensity”. The smaller the carbon footprint, the less investments contribute to climate change and the lower the Index’s exposure to the rising costs of emitting carbon dioxide.

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S&P Contact Information

Index Management

David M. Blitzer, Ph.D. – Managing Director & Chairman of the Index Committee
david_blitzer@standardandpoors.com	+1.212.438.3907
Mariah Alsati-Morad – Index Manager
mariah_alsati-morad@standardandpoors.com	+1.212.438.2308

Media Relations

David Guarino – Communications
dave_guarino@standardandpoors.com	+1.212.438.1471

Index Operations & Business Development

North America
New York
Client Services index_services@sandp.com	+1.212.438.2046
Toronto
Jasmit Bhandal	+1.416.507.3203
Europe
London
Susan Fagg	+44.20.7176.8888
Asia
Tokyo
Seiichiro Uchi	+813.4550.8568
Beijing
Andrew Webb	+86.10.6569.2919
Sydney
Guy Maguire	+61.2.9255.9822

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Disclaimer

Copyright © 2009 by The McGraw-Hill Companies, Inc. Redistribution, reproduction and/or photocopying in whole or in part is prohibited without written permission. All rights reserved. “S&P” and “Standard & Poor’s” are registered trademarks of The McGraw-Hill Companies, Inc. This document does not constitute an offer of services in jurisdictions where Standard & Poor’s or its affiliates do not have the necessary licenses. Standard & Poor’s receives compensation in connection with licensing its indices to third parties. Standard & Poor’s is not affiliated with Trucost Plc.

All information provided by Standard & Poor’s is impersonal and not tailored to the needs of any person, entity or group of persons. Standard & Poor’s and its affiliates do not sponsor, endorse, sell, promote or manage any investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor’s index. Standard & Poor’s is not an investment advisor, and Standard & Poor’s and its affiliates make no representation regarding the advisability of investing in any such investment fund or other vehicle. A decision to invest in any such investment fund or other vehicle should not be made in reliance on any of the statements set forth in this presentation. Prospective investors are advised to make an investment in any such fund or other vehicle only after carefully considering the risks associated with investing in such funds, as detailed in an offering memorandum or similar document that is prepared by or on behalf of the issuer of the investment fund or other vehicle. Inclusion of a security within an index is not a recommendation by Standard & Poor’s to buy, sell, or hold such security, nor is it considered to be investment advice.

Standard & Poor’s does not guarantee the accuracy and/or completeness of any Standard & Poor’s index, any data included therein, or any data from which it is based, and Standard & Poor’s shall have no liability for any errors, omissions, or interruptions therein. Standard & Poor’s makes no warranties, express or implied, as to results to be obtained from use of information provided by Standard & Poor’s and used in this service, and Standard & Poor’s expressly disclaims all warranties of suitability with respect thereto. While Standard & Poor’s has obtained information believed to be reliable, Standard & Poor’s shall not be liable for any claims or losses of any nature in connection with information contained in this document, including but not limited to, lost profits or punitive or consequential damages, even if it is advised of the possibility of same. These materials have been prepared solely for informational purposes based upon information generally available to the public from sources believed to be reliable. Standard & Poor’s makes no representation with respect to the accuracy or completeness of these materials, the content of which may change without notice. The methodology involves rebalancings and maintenance of the indices that are made periodically during each year and may not, therefore, reflect real time information.

Standard & Poor’s: S&P U.S. Carbon Efficient Index Methodology	16

Analytic services and products provided by Standard & Poor’s are the result of separate activities designed to preserve the independence and objectivity of each analytic process. Standard & Poor’s has established policies and procedures to maintain the confidentiality of non-public information received during each analytic process. Standard & Poor's and its affiliates provide a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address. Trucost Plc and/or its affiliates may also receive fees from the constituents of the S&P U.S. Carbon Efficient Index.

Trucost collects data and information from a number of sources in the public domain and from direct communication with companies in order to compile the Trucost Carbon Footprints used in this Index. While every care has been taken by Trucost in compiling the Trucost data, Trucost accepts no liability whatsoever for any loss (including without limitation direct or indirect loss and any loss of profit, data, or economic loss) occasioned to any person nor for any damage, cost, claim or expense arising from any reliance on the Trucost data.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to such offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-311-4409.

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